September 23, 2022

Division of Corporation Finance

U.S. Securities & Exchange Commission
100 F Street, NE

Washington, D.C. 20549

Re: Youdao, Inc.

Form 20-F for the Year Ended December 31, 2021 Filed April 28, 2022

File No. 001-39087

Attn: Division of Corporation Finance
 Office of Trade & Services

VIA EDGAR

Dear Nicholas Nalbantian and Mara Ransom:

This letter sets forth the proposed amendments to the Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Annual Report”) of Youdao Inc. (the “Company”) based on the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in certain letters dated May 27, 2022, July 12, 2022, August 18, 2022, and September 1, 2022 relating to the Company’s post-effective amendments to its registration statement on Form F-3, to the extent applicable.

For the Staff’s convenience, we have included below the comments in bold, and the Company’s responses and/or proposed amendments to the 2021 Annual Report are set forth immediately below the comments (with new language indicated by underlines and deleted language indicated by strike-through marks). The Company undertakes to include the proposed amendments substantially as set forth below in its annual report on Form 20-F for the fiscal year ending December 31, 2022 (the “2022 Annual Report”), with appropriate revisions and updates to reflect the Company’s circumstances at the time when the Company files the 2022 Annual Report.

Letter Received May 27, 2022 Relating to Post-Effective Amendment No. 2 to Form F-3

Cover Page

1.         Where you discuss legal and operational risks associated with being based in or having the majority of the company's operations in China, please expand to provide the following disclosure:

• Clarify whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless;

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the first paragraph on page 7 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

We face various legal and operational risks and uncertainties associated with being ~~as a company~~ based in ~~and primarily operating~~ and having the majority of our operations in China. These risks and uncertainties could result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government has significant authority to intervene with or exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or maintain our status as a company listed on a U.S. stock exchange, as the government deems appropriate to further regulatory, political and societal goals.

• Address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange;

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the first paragraph on page 7 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

~~For example, we~~ We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, regulations on the use of variable interest entities, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. For example, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. See “Item 4. Information on the Company—4.A. History and Development of the Company—Recent Regulatory Development” for more information about these new laws and regulations. While we believe, to the best of our knowledge, that our business operations do not violate any of the PRC laws and regulations currently in force in all material respects, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tightening the regulations on companies with a VIE structure. If the CSRC or other PRC regulatory agencies determine that prior approval is required for any of our offerings of securities overseas or maintenance of the listing status of the ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China or accept foreign investments, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. See “Item 4. Information on the Company—4.A. History and Development of the Company—Recent Regulatory Development” starting from page [66] of this annual report, and “Item 3. Key Information— D. Risk Factors—Risks Related to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements.” on page [36] of this annual report and “—Risks Related to Doing Business in China—The PRC government may intervene or influence our operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operation and the value of our ADSs” on page [46] of this annual report. ~~The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that~~

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~~significantly affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action could cause the value of such securities to significantly decline or in extreme cases, become worthless. “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” for detailed discussion.~~

• Where you discuss the Holding Foreign Companies Accountable Act ("HFCAA"), please discuss the Accelerating HFCAA and disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;

Response

The Company respectfully advises the Staff that the disclosure requested in the Staff’s comment has been addressed in its 2021 Annual Report. For details, see page 49 and page 50 of the Company’s 2021 Annual Report.

• For each legal and operational risk discussed, provide more detailed risk factors in a separately captioned section in your prospectus and provide cross-references to the individual risk factors.

Response

The Company respectfully advises the Staff that it has included the detailed risk factors, to the extent applicable, in its 2021 Annual Report. The Company will include the requested cross-references to individual risk factors as appropriate in the 2022 Annual Report.

2.         Where you describe how you will refer to the holding company, subsidiaries, and VIEs, we note you are defining "we," "us," "our," or "Youdao" to refer to Youdao, the U.S. holding company, in certain contexts, and to refer to the VIEs and their subsidiaries in other contexts. Please revise your disclosure throughout the prospectus to clearly differentiate, at all times, between the holding company and the operating subsidiaries, and refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. The meaning of a defined term should not depend on the context in which the term is used, but instead should be clear on its face. For example, throughout the prospectus, it should be explicit that your operations are conducted by your operating subsidiaries and not by your holding company.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the definition of “we,” “us,” “our,” or “Youdao” on pages iii and 1 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

“Youdao,” “we,” “us,” “our company,” and “our” refer to Youdao, Inc., a Cayman Islands company and its subsidiaries ~~and, in the context of describing its consolidated financial information, business operations and operating data, its VIEs and their subsidiaries~~, unless otherwise indicated.

The Company also undertakes to revise the disclosure throughout the 2022 Annual Report to clearly differentiate the holding company and its subsidiaries on one hand from the VIEs on the other hand.

Disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

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Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the first paragraph on page 1 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Youdao, Inc. is a Cayman Islands holding company with no operations of its own. Youdao, Inc. conducts its operations in China through its PRC subsidiaries, NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”), NetEase Youdao (Hangzhou) Smart Technology Co., Ltd. (“Youdao Smart Technology”) and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (“Youdao Hangzhou”), as well as through Beijing NetEase Youdao Computer System Co., Ltd. (“Youdao Computer”) and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (“Linjiedian Education”) which we refer to as ~~and~~ the consolidated variable interest entities, or the VIEs, and their subsidiaries. As used in this annual report, “we,” “us,” “our company,” “our,” or “Youdao” refers to Youdao, Inc. and its subsidiaries, unless otherwise indicated. ~~However, w~~We and our direct and indirect subsidiaries do not, and it is virtually impossible for ~~them~~ us and our subsidiaries to, have any equity interests in the VIEs ~~in practice~~ as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we depend on certain contractual arrangements with the VIEs, which allows us to be ~~to operate a significant portion of our business. This structure allows us to exercise effective control over the VIEs, and be~~ considered the primary beneficiary of the VIEs for accounting purposes, and to consolidate their ~~, which serves the purpose of consolidating the VIEs’~~ operating results in our financial statements under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under U.S. GAAP are satisfied. Nonetheless, investors in our equity securities should note that they ~~This structure also provides contractual exposure to foreign investment in such companies. The VIEs are owned by certain nominee shareholders, not us. All of these nominee shareholders are also beneficial owners and directors of the company. Investors in our ADSs~~  are purchasing equity securities of a Cayman Islands holding company, rather than equity securities issued by our subsidiaries ~~and~~ or the VIEs. Neither such investors nor the holding company itself have an equity ownership in, direct investment in, or control of, through such ownership or investment, the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. ~~As used in this annual report, “we,” “us,” “our company,” “our,” or “Youdao” refers to Youdao, Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIEs and their subsidiaries. We refer to Youdao Information, Youdao Smart Technology and Youdao Hangzhou as the PRC subsidiaries in the context of describing of their activities. We refer to Youdao Computer and Linjiedian Education as the VIEs in the context of describing their activities and contractual arrangements with us. The VIEs primarily conduct operations in China, and such VIEs are consolidated for accounting purposes but is not entities in which we own equity, and our company does not conduct operations by ourselves.~~

Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to make certain revisions to the first paragraph on page 1 of the 2021 Annual Report, and make conforming disclosures in the 2022 Annual Report. For details, see the Company’s response to the second bullet point of Comment 2 in the letter dated May 27, 2022 above.

3.        We note your disclosure that the Cayman Islands holding company depends on certain contractual arrangements with the VIEs to operate a significant portion of its business and that this structure allows it to exercise effective control over the VIEs and be considered the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any

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references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to make certain revisions to the first paragraph on page 1 of the 2021 Annual Report, and make conforming disclosures in the 2022 Annual Report. For details, see the Company’s response to Comment 2 in the letter dated May 27, 2022 above.

The Company also respectfully advises the Staff that it intends to revise the last paragraph on page ii of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

“variable interest entities,” or “VIEs,” refers to the PRC entities of which, through certain contractual arrangements, we have power to exert control over the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law, which allows us to be considered the primary beneficiary of the VIEs for accounting purposes, and to consolidate their operating results in our financial statements under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied;

The Company intends to revise the last paragraph on page 1 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

~~Our corporate~~ The VIE structure involves unique risks to investors in the ADSs. [In 2019, 2020 and 2021, the amount of revenues generated by the VIEs and their subsidiaries accounted for 74.6%, 71.0% and 68.5%, respectively, of our total net revenues. As of December 31, 2020 and 2021, the total assets of the VIEs and their subsidiaries, excluding amounts due from other companies in the Group, equaled to 16.1% and 50.3% of our consolidated total assets as of the same dates, respectively. The historical fluctuations in such percentage are primarily due to changes in the restricted cash balance in the government custodian account of the VIEs.] As of the date of this annual report, to ~~the~~ our best knowledge ~~of our company~~, our directors and management, the ~~VIE~~ contractual agreements with the VIEs have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our Class A ordinary shares, our ADSs or other equity securities may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs ~~that conduct a significant portion of our business in China~~. For a detailed discussion of the risk and uncertainties associated with the VIE structure, ~~S~~see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Youdao. If the PRC government finds our contractual arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be

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subject to severe penalties or be forced to relinquish our interests in the VIEs” and the other risk factors discussed under “Risk Factors—Risks Related to Our Corporate Structure.”

The Company intends to revise the first two paragraphs on page 2 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Contractual Arrangements and Corporate Structure

We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through Youdao Information, our subsidiary incorporated in the PRC, and the VIEs and their subsidiaries. Youdao Information ~~controls~~ maintain a series of contractual arrangements with Youdao Computer and Linjiedian Education, ~~Youdao’s~~ the VIEs~~, through a series of contractual arrangements~~. We conduct a significant portion of our businesses in China through Youdao Computer. It is the VIEs that hold ~~our~~ certain key operating licenses material to our business operations, provide services to our customers, and enter into contracts with our suppliers. We operate our businesses this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. These contractual arrangements entered into with the VIEs allow us to (i) be considered as the primary beneficiary of ~~exercise effective control over~~ the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the operating agreement, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, loan agreement, and cooperation agreement, as the case may be. As a result of these contractual arrangements, we ~~exert effective control over, and~~ are considered the primary beneficiary of the VIEs for accounting purposes, and consolidate their operating results in our financial statements under U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied.

We do not have any equity interests in the VIEs who are owned by certain nominee shareholders. As a result, even though these contractual arrangements allow us to ~~exercise effective control over the VIEs and~~ be considered the primary beneficiary of the VIEs for accounting purposes, which results in the consolidation of VIEs’ operating results in our financial statements under the U.S. GAAP~~, such control may be less effective than~~ to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied, we do not have an equity ownership in, direct investment in, or control of (through such ownership or investment), the VIEs, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. For the risks related to the nominee shareholders of ~~Youdao’s~~ the VIEs, see “—3.D. Risk Factor—Risks Related to our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

The Company intends to revise the first and third paragraphs on page 4 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Youdao Information, our PRC subsidiary, is considered a foreign-invested enterprise. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, we conduct a significant portion of our businesses in China through Youdao Computer and Linjiedian Education, the VIEs in the PRC, based on a series of contractual arrangements between us and the VIEs and their respective shareholders. As a result of these contractual arrangements, we ~~exert effective control over, and~~ are considered the primary

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beneficiary of, the VIEs and consolidate their operating results in our financial statements under the U.S. GAAP. [In 2019, 2020 and 2021, the amount of revenues generated by the VIEs and their subsidiaries accounted for 74.6%, 71.0% and 68.5%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2019, 2020 and 2021, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB622.1 million, RMB1,964.8 million and RMB3,473.5 million (US$545.1 million) (without giving effects to the discontinued operation presentation of our historical financial results as a result of the disposal of our Academic AST Business), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.]

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, save for the uncertainties disclosed in this annual report, the contractual arrangements described in the “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” are valid, binding and enforceable under current PRC law. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, how they would affect the VIE structure. We have been further advised by our PRC legal counsel that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. Additionally, these contractual arrangements may not be as effective as equity ownership in providing us with ~~effective~~ control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under such contractual arrangements, we could be limited in our ability to enforce such contractual arrangements ~~that give us effective control over our business operations~~ in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective. Additionally, the ability of our PRC subsidiaries to pay dividends to us is limited by certain PRC legal restrictions on the payment of dividends by PRC companies and foreign exchange control, among others, which prevent us from having unfettered access to our PRC subsidiaries’ and VIEs’ revenues. Our access to the VIEs’ revenues is also limited since we do not have equity ownership in the VIEs and have to rely on the payment of service fees by the VIEs to our PRC subsidiaries. For a more detailed description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” starting from page [40] of this annual report.

The Company intends to revise the second paragraph on page 40 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

We are a Cayman Islands company and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Youdao Computer and Linjiedian Education, the VIEs ~~of Youdao~~. Youdao Information, our wholly owned subsidiary in China, has entered into a series of contractual arrangements with the VIEs ~~of Youdao~~ and their shareholders, which enable us to (i) ~~exercise effective control over~~ be considered as the primary beneficiary of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have been considered as ~~control over and are~~ the primary beneficiary of the VIEs and hence consolidate their financial results as the VIEs under U.S. GAAP, to the extent the conditions of the VIEs under the U.S. GAAP are satisfied. See “Item 4.

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Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” for further details.

The Company intends to revise the first paragraph on page 42 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to ~~exert effective control over our affiliated entities~~ be considered as the primary beneficiary of the VIEs, and our ability to conduct our business may be negatively affected.

The Company intends to revise the last paragraph on page 42 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

We primarily have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had equity ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their respective obligations under the contracts ~~to exercise control over the VIEs~~. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIEs may not be as effective as equity ownership would be in ensuring our control over the relevant portion of our business operations ~~as equity ownership would be~~.

The Company intends to revise the second and third paragraphs on page 43 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

If any of the VIEs ~~of Youdao~~ or their shareholders fail to perform their respective obligations under the contractual arrangements, we may be limited in our ability to enforce the contractual arrangements that ~~give~~ allow us ~~effective control over~~ to be considered as the primary beneficiary of the VIEs and ~~if we are unable to maintain such control,~~ our ability to consolidate the financial results of the VIEs ~~will~~ may be affected. We may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. For example, if the shareholders of any of the VIEs refuse to transfer their equity interest in such VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in any of the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair ~~our control over~~ the ~~VIEs~~ contractual arrangements, our ability to consolidate the financial

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results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

In addition, the shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of the contractual arrangements. For instance, in the event that such shareholder divorces his or her spouse, the spouse may claim that the equity interest of the VIEs held by such shareholder is part of their marital or community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the competent court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not bound by our contractual arrangements~~, which could result in our losing effective control over the VIEs~~. Even if we receive a consent letter from the spouse of a nominee shareholder of the VIEs where such spouse undertakes that he or she would not take any actions to interfere with the contractual arrangements ~~through which we control such VIEs~~, including by claiming that the equity interest of the VIEs held by such shareholder is part of their marital or community property, we cannot assure you that these undertakings will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings. Similarly, if any of the equity interests of the VIEs are inherited by a third party on whom the current contractual arrangements are not binding, we ~~could lose our control over the VIEs or have to maintain such control at unpredictable cost~~ may not or may have to incur unpredictable costs solely for the purpose of, be considered as the primary beneficiary of the VIEs, which could cause significant disruption to our business operations and harm our financial condition and results of operations.

The Company intends to revise the second, fourth, seventh and eighth paragraphs on page 44 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be ~~able to exert effective control over~~ considered as the primary beneficiary of the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs ~~of Youdao~~ may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to ~~effectively control~~ be considered as the primary beneficiary of the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs ~~of Youdao~~, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

As part of our contractual arrangements with the VIEs ~~of Youdao~~, the VIEs hold certain assets, licenses and permits that are material to our business operations, such as the ICP License. The contractual arrangements contain terms that specifically obligate VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of such VIE, thereby hindering our ability to operate our business as well as constrain our growth.

4.	Where you discuss how cash is transferred through your organization:

• In addition to dividends, state whether any transfers or distributions have been made to the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. We note your disclosure that in 2020 and 2021, Youdao, Inc. extended loans to Youdao Information. Expand your disclosure to quantify the amounts of these loans and quantify any other transfers or distributions that have been made from the holding company to its subsidiaries, consolidated VIEs, or to investors where applicable;

Response

The Company respectfully advises the Staff that the disclosure requested in the Staff’s comment has been addressed in its 2021 Annual Report. For details, see page 67 to page 69 of the Company’s 2021 Annual Report.

• State that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Please amend your disclosure here and in the summary risk factors and risk factors sections to contain this disclosure and on the cover page, provide cross- references to these other discussions; and

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to add the following risk factor heading to the summary of risk factors on page 9 of the 2021 Annual Report, and make conforming disclosures in the 2022 Annual Report

•	Risks associated with our reliance on dividends and other distributions on equity paid by our PRC subsidiaries to fund our cash and financing requirements. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page [47] of this annual report.
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In response to the Staff’s comment, the Company also intends to revise the second paragraph on page 47 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from the VIEs as service fees pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders entered into to comply with certain restriction under PRC law on foreign investment. Investors in our securities should note that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Youdao, Inc. or its subsidiaries, or the VIEs by the PRC government to transfer cash. For more information about such contractual arrangements, see “Item 4. Information on the Company-4.C. Organizational Structure-Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.”

The Company also intends to revise the last paragraph on page 68 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Investors in our securities should note that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Youdao, Inc. its subsidiaries, or the VIEs by the PRC government to transfer cash. As advised by our PRC legal counsel, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Youdao, Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

• Provide cross-references to the condensed consolidating schedule, discussed below, and the consolidated financial statements. In addition, where you discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors, provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Response

The Company respectfully advises the Staff that the requested disclosure regarding the addition of the cross-references to the condensed consolidating schedule and the consolidated financial statements has been addressed in its 2021 Annual Report. For details, see page 67 of the Company’s 2021 Annual Report.

In response to the Staff’s comment, the Company also intends to revise the last paragraph on page 68 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

For more details, see “Item 3. Key Information-D. Risk Factors-Summary of Risk Factors,” “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make

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payments to us could have a material and adverse effect on our ability to conduct our business~~.~~”, “— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.” Youdao, Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. As of the date of this annual report, we do not have cash management policies in place that dictate how funds are transferred between Youdao, Inc., our subsidiaries, the VIEs and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations discussed in this section. See “Item 8.-Financial Information-8.A. Consolidated Statements and Other Financial Information-Dividend Policy.”

5.       Please revise the cover page, prospectus summary and risk factors to state that you have been included on the conclusive list of issuers identified under the HFCAA on our website, and acknowledge the ramifications of such identification, including volatility in the trading price of your ADSs.

Response

In response to the Staff’s comment and to reflect the latest development, the Company respectfully advises the Staff that it intends to revise the last paragraph on page 78 and first paragraph on page 79 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Class A ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024. In the case that the Accelerating Holding Foreign Companies Accountable Act becomes the law, it will reduce the time period before our ADSs would ~~could~~ be delisted from the NYSE and prohibited from over-the-counter trading in the U.S. from 2024 to 2023. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect and ~~or~~ investigate completely.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to

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conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCAA were adopted by the SEC on December 2, 2021 and became effective on January 10, 2022. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as a “Commission- Identified Issuer” having filed audit reports issued by a registered public accounting firm that cannot be inspected and investigated completely by the PCAOB in connection with our filing of our annual report on Form 20- F for the fiscal year ended December 31, 2021. Such identification and other efforts under the HFCAA to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. On August 26, 2022, PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Furthermore, by the end of 2022, the PCAOB is required to assess whether China remains a jurisdiction where the PCAOB is not able to inspect and investigate completely auditors registered with the PCAOB. Whether the PCAOB will be able to inspect and investigate completely registered public accounting firms headquartered in mainland China before the issuance of our financial statements on Form 20-F for the year ended December 31, 2022, which is due by April 30, 2023, or at all, is subject to substantial uncertainty and depends on factors out of our and our auditor’s control. If registered public accounting firms headquartered in mainland China are unable to be inspected in time, we would be delisted from the New York Stock Exchange and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair investors’ ability to sell or purchase our ADSs when they wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. The delisting could happen in 2024 under the current HFCAA. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will ~~may~~ be delisted and our ADSs and Class A ordinary shares will ~~may~~ be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to completely inspect ~~or fully~~ and investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect and ~~or~~ investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. In the case that the Accelerating Holding Foreign Companies Accountable Act becomes the law, it will reduce the time period before our ADSs ~~could~~ would be delisted from the NYSE and prohibited from over-the-counter trading in the U.S. from 2024 to 2023. If any of these happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment,” and “—The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading. If this bill were enacted, our ADS would ~~could~~ be delisted from the exchange and prohibited from over-the-counter trading in the

U.S. in 2023.”

The Company also intends to revise the following risk factors on page 49, page 50 and page 51 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United

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States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China (“Chinese authorities”) governing inspections and investigations of audit firms based in China, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in China without any limitations on scope. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol.

Our ADSs ~~may~~ will be delisted and our ADSs and Class A ordinary shares ~~may~~ will be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to completely inspect ~~or fully~~ and investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect and~~or~~ investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. In the case that the Accelerating Holding Foreign Companies Accountable Act becomes the law, it will reduce the time period before our ADSs would be delisted from the NYSE and prohibited from over-the-counter trading in the U.S. from 2024 to 2023. If any of these ~~this~~ happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Class A ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024. In the case that the Accelerating Holding Foreign Companies Accountable Act becomes the law, it will reduce the time period before our ADSs ~~could~~ would be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023. For details, see “—The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading. If this bill were enacted, our ADS ~~could~~ would be delisted from the NYSE and prohibited from over-the-counter trading in the U.S. in 2023.”

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On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA. Pursuant to the Final Amendments, the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect and ~~or~~ investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a “Commission-Identified Issuer” for three consecutive years.

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect ~~or~~ and investigate completely. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected and investigated completely by the PCAOB in connection with our filing of our annual report on Form 20- F for the fiscal year ended December 31, 2021. Such identification and other efforts under the HFCAA~~In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate to be identified as a “Commission Identified Issuer,” and therefore to be added to such list shortly after the filing of this annual report on Form 20-F. The HFCAA or other efforts~~ to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. ~~Additionally, whether the PCAOB will be able to conduct inspections of our auditor~~ On August 26, 2022, the PCAOB signed a Statement of Protocol with the Chinese authorities governing inspections and investigations of audit firms based in China, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in China without any limitations on scope. See “—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.”

Furthermore, by the end of 2022, the PCAOB is required to assess whether China remains a jurisdiction where the PCAOB is not able to inspect and investigate completely auditors registered with the PCAOB. If the PCAOB again concludes that it is not able to inspect and investigate completely the audit firms in China, we will be identified as a “Commission-Identified Issuer” for a second consecutive year after we file our Form 20-F for the year ending December 31, 2022 which is due by April 30, 2023. Whether the PCAOB will be able to inspect and investigate completely registered public accounting firms headquartered in mainland China before the issuance of our financial statements on Form 20-F for the year ending ~~ended~~ December 31, 2022~~3~~, which is due by April 30, 2023~~4~~, or at all, is subject to substantial uncertainty and depends on factors out of our and our auditor’s control. If registered public accounting firms headquartered in mainland China are not able ~~our auditor is unable~~ to be inspected in time, we would ~~could~~ be delisted from the New York Stock Exchange and our ADSs will not be permitted for trading “over-the-counter” either. ~~Such a~~ The potential delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. If our ADSs are delisted from the U.S. exchange and are prohibited from trading in the over-the- counter market in the U.S., there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our Class A ordinary shares or ADSs will develop outside of the U.S.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus

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reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading. If this bill were enacted, our ADS would ~~could~~ be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which, if enacted into law, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed a bill containing, among other things, an identical provision. If this provision is enacted into ~~the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President of the U.S. can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. In the case that the bill becomes the~~ law, it will reduce the time period before our ADSs would ~~could~~ be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.

Prospectus Summary, page i

6.       Please revise to add a prospectus summary and address the following comments in that section.

Response

The Company respectfully advises the Staff that the disclosure requested in the Staff’s comment has been substantially addressed in its 2021 Annual Report. For details, see “Item 3. Key Information” starting from page 1 of the Company’s 2021 Annual Report.

7.       Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response

The Company respectfully advises the Staff that the disclosure requested in the Staff’s comment has been addressed in its 2021 Annual Report. For details, see page 3 to page 7 of the Company’s 2021 Annual Report.

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8.        Please move your summary of risk factors to this section and revise your disclosure to individually and specifically identify risks arising from the legal system in China in separate and specific risk factors, including all of the risks identified in comment 1.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it has included all the relevant risk factors arising from the uncertainties regarding the legal system in China in “3.D. Risk Factors” of its 2021 Annual Report. The Company also undertakes to include all of these risk factors headings in the summary of risk factors in its 2022 Annual Report. For the details of the proposed amendments to the summary of risk factors, see the Company’s response to the third bullet of this comment below.

Also discuss the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to make certain revisions to the first paragraph on page 7 of the 2021 Annual Report, and make conforming disclosures in the 2022 Annual Report. For details, see the Company’s response to Comment 1 in the letter dated July 12, 2022 above.

The Company also respectfully directs the Staff’s attention to “Item 3. Key Information—Permission Required for the PRC Authorities for Operations and Offerings,” of its 2021 Annual Report, where the Company discusses risks and uncertainties as to how PRC governmental authorities will regulate overseas listings and offerings. For details, see page 2 and page 3 of the Company’s 2021 Annual Report.

Provide cross- references to the more detailed discussion of these risks in the prospectus and include the header and page number of the risk factor to which you are referencing.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the disclosures on pages 7 to 9 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•	Risks associated with changes in our business strategies and offerings. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—
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The changes in our business strategies and offerings may make it difficult to evaluate our future prospects” on page [10] of this annual report.

•	Significant uncertainties in relation to the interpretation and implementation of the PRC laws, regulations and policies regarding the private education industry, and particularly, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect” on page [10] of this annual report.

•	Risks associated with our limited history in operating on a consolidated basis and operating certain of our products and services. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have a limited history in operating on a consolidated basis and, particularly, operating certain of our products and services. This may make it difficult to evaluate our future prospects and the risks and uncertainties associated with these products and services” on page [13] of this annual report.
•	Risks associated with our ability to develop and apply our technologies to support and expand our product and service offerings in response to the rapid changes in industry trends and users’ preference. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to develop and apply our technologies to support and expand our product and service offerings or if we fail to timely respond to the rapid changes in industry trends and users’ preference, we may lose market share and our business may be materially and adversely affected” on page [14] of this annual report.
•	Risks associated with our ability to effectively broaden our monetization models. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be effective in broadening our monetization channels” on page [14] of this annual report.
•	Risks associated with changes in the user acceptance and market trend of integration of technology and learning. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—The success and future growth of our business will be affected by the user acceptance and market trend of integration of technology and learning” on page [14] of this annual report.
•	Risks associated with our ability to improve or expand our product and service offerings in a timely and cost-effective manner. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to improve or expand our product and service offerings in a timely and cost- effective manner” on page [15] of this annual report.
•	Risks associated with our ability to achieve profitability in the future. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have a history of net losses and we may not achieve profitability in the future” on page [15] of this annual report.
•	Risks associated with a significant interruption in the operations of our suppliers for smart devices. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our
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Business and Industry—A significant interruption in the operations of our suppliers for smart devices could potentially affect our operations and any material misconduct or disputes against our suppliers could potentially harm our business and reputation” on page [21] of this annual report.

•	Risks associated with our ability to maintain and enhance recognition of our brand. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, our reputation and operating results may be harmed” on page [15] of this annual report.
•	Risks associated with our ability to obtain sufficient capital on acceptable terms. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected” on page [16] of this annual report.
•	Risks associated with our significant working capital requirements. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected” on page [16] of this annual report.
•	Risks associated with our long-term and short-term investments. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks associated with our long-term and short-term investments” on page [17] of this annual report.
•	Risks associated with our ability to obtain the approval, filing or other requirements under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and, ~~the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs~~ if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements” on page [36] of this annual report.

Risks Related to Our Relationship with NetEase

Risks and uncertainties related to our relationship with NetEase include, but are not limited to, the following:

•	Risks associated with our ability to benefit from our business cooperation with NetEase. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Relationship with NetEase—If we are no longer able to benefit from our business cooperation with NetEase, our business may be adversely affected” on page [37] of this annual report.
•	Risks associated with having limited experience operating as a stand-alone public company. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our
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Relationship with NetEase—We have limited experience operating as a stand-alone public company” on page [38] of this annual report.

•	Risks associated with any negative development in NetEase’s market position, brand recognition or financial condition. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Relationship with NetEase—Any negative development in NetEase’s market position, brand recognition or financial condition may materially and adversely affect us” on page [38] of this annual report.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

•	Substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs” on page [40] of this annual report.
•	Risks associated with failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them. For details, see “Item 3. Key Information— D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” on page [41] of this annual report.
•	Uncertainties with respect to the interpretation and implementation of the enacted Foreign Investment Law. For details, see “Item 3. Key Information— D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the ~~newly~~ enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations” on page [42] of this annual report.
•	Risks associated with our reliance on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations. For details, see “Item 3. Key Information— D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with ~~Youdao’s~~ the VIEs and their shareholders for a large portion of our business operations which may not be as effective as direct ~~equity~~ ownership in providing operational control” on page [42] of this annual report.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties related to doing business in China include, but are not limited to, the following:

•	Risks associated with changes in China’s economic, political or social conditions or government policies. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social
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conditions or government policies could have a material adverse effect on our business and operations” on page [45] of this annual report.

•	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us” on page [45] of this annual report.
•	Risks associated with the PRC government intervening or influencing our operations at any time, or exerting more control over our future overseas offerings or foreign investments in us. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government may intervene or influence our operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operation and the value of our ADSs” on page [46] of this annual report.
•	Risks associated with investors experiencing difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us based on foreign laws. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws” on page [46] of this annual report.
•	Risks associated with our reliance on dividends and other distributions on equity paid by our PRC subsidiaries to fund our cash and financing requirements. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page [47] of this annual report.
•	Risks associated with PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page [48] of this annual report.
•	Risks associated with the inability of PCAOB to conduct inspections over our auditor. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” on page [49] of this annual report.
•	Risks associated with the potential delisting of our ADSs, and the potential prohibition from trading in the over-the-counter market of our ADSs and Class A ordinary shares under the Holding Foreign Companies Accountable Act. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will ~~may~~ be delisted and our ADSs and Class A ordinary shares will ~~may~~ be prohibited from trading in the over- the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to completely inspect and ~~or fully~~ investigate auditors located in China.
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On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect and ~~or~~ investigate completely. Under the current law, delisting and prohibition from over-the- counter trading in the U.S. could take place in 2024. In the case that the Accelerating Holding Foreign Companies Accountable Act becomes the law, it will reduce the time period before our ADSs would be delisted from the NYSE and prohibited from over-the-counter trading in the U.S. from 2024 to 2023. If any of these this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page [49] of this annual report.

•	Risks associated with the potential enactment of the Accelerating Holding Foreign Companies Accountable Act. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023” on page [50] of this annual report.
•	Risks associated with being classified as a PRC resident enterprise for PRC enterprise income tax purposes. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders” on page [54] of this annual report.
•	Risks associated with overseas regulators having difficulties in conducting investigation or collecting evidence within China. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—It may be difficult for overseas regulators to conduct investigation or collect evidence within China” on page [56] of this annual report.

Risks Related to Our Class A Ordinary Shares and Our ADSs

In addition to the risks described above, we are subject to risks related to our Class A ordinary shares and our ADSs, including, but are not limited to, the following:

•	Risks associated with the volatility of the trading price of our ADSs. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares and Our ADSs—The trading price of our ADSs has been volatile and may continue to be volatile, regardless of our operating performance” on page [57] of this annual report.
•	Risks associated with your inability to participate in rights offerings. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares and Our ADSs—You may experience dilution of your holdings due to the inability to participate in rights offerings” on page [62] of this annual report.

9.       Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite

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permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs:

(i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Explain the basis for your conclusions.

Response

The Company respectfully advises the Staff that the disclosure requested in the Staff’s comment has been addressed in its 2021 Annual Report. For details, see “Item 3. Key Information—Permission Required for the PRC Authorities for Our Operations and Offerings” starting from page 2, and “Item 4. Information on the Company—4.A. History and Development of the Company—Recent Regulatory Development” starting from page 66, of the Company’s 2021 Annual Report.

10.      We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response

The Company respectfully advises the Staff that the disclosure requested in the Staff’s comment has been addressed in its 2021 Annual Report. For details, see “Item 4. Information on the Company—4.A. History and Development of the Company—Condensed Consolidating Schedule” starting from page 70 of the Company’s 2021 Annual Report.

11.      Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response

The Company respectfully advises the Staff that the disclosure requested in the Staff’s comment has been addressed in its 2021 Annual Report. For details, see “Item 4. Information on the Company—4.A. History and Development of the Company—Transfer of Funds and Other Assets” starting from page 67 of the Company’s 2021 Annual Report.

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12.      Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response

The Company respectfully advises the Staff that the disclosure requested in the Staff’s comment has been addressed in its 2021 Annual Report. For details, see “Item 4. Information on the Company—4.A. History and Development of the Company—Implication of the Holding Foreign Companies Accountable Act” starting from page 78 of the Company’s 2021 Annual Report.

Risk Factors, page 5

13.      Include a risk factor to specifically acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response

The Company respectfully advises the Staff that the disclosure requested in the Staff’s comment has been addressed in its 2021 Annual Report. For details, see page 40 to page 44 of the Company’s 2021 Annual Report.

14.      Include a risk factor that discusses the implications to you under the Holding Foreign Companies Accountable Act. Ensure that it discloses that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Acknowledge that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response

The Company respectfully advises the Staff that the disclosure requested in the Staff’s comment has been addressed in its 2021 Annual Report. For details, see page 49 and page 50 of the Company’s 2021 Annual Report.

15.       Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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Response

The Company respectfully advises the Staff that the disclosure requested in the Staff’s comment has been addressed in its 2021 Annual Report. For details, see page 36, page 37, page 45 and page 46 of the Company’s 2021 Annual Report.

16.       In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date, including the regulations that went into effect on February 15.

Response

The Company respectfully advises the Staff that the disclosure requested in the Staff’s comment has been addressed in its 2021 Annual Report. For details, see page 24, page 25, page 37 and page 66 of the Company’s 2021 Annual Report.

Letter Received on July 12, 2022 Relating to Post-Effective Amendment No. 3 to Form F-3

Prospectus Summary

Organizational Structure, page 6

1.         We note your response to prior comment 7 and re-issue in part. With reference to the organizational chart provided on page 6 and the summary diagram provided on page 21, please refrain from using arrows to denote relationships with VIEs, even if dotted arrows. Instead, please use dotted lines alone.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the organization chart on page 3 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

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The Company also intends to revise the organization chart on page 68 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Permission Required from the PRC Authorities..., page 9

2.                  We note your revised disclosure and that you rely upon the "advice" of your PRC legal counsel to conclude that your PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their business operations in China and that you are not required to obtain any permission from or complete any filing with CSRC or go through a cybersecurity review by the CAC to conduct a security offering or maintain your listing status on the NYSE. Clarify whether such advice constitutes counsel opinion and, if so, revise to state as much and provide a consent to such disclosure. If the advice does not constitute an opinion, revise to state as much.

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Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the disclosure of “Item 3. Key Information—Permission Required from the PRC Authorities for Our Operations and Offerings” starting from page 2 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Permission Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

Except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial condition and results of operations.” and “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs”, based on the opinion of our PRC legal counsel, we believe our PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their business operations in China, including the ICP license, the Publication Operation Permit and the Permit for Production and Operation of Radio and TV Program. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we or any of the VIEs may be required to obtain additional licenses, permits, filings, or approvals for the business operations in the future. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we or any of the VIEs had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us or any of the VIEs to obtain such approval, permits, registrations or filings in the future, we or the relevant VIEs may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us or the relevant VIEs to fines and other regulatory, civil or criminal liabilities, and we or relevant VIEs may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operations. For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial condition and results of operations” and “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs.”

In addition, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. In connection with our prior overseas offerings and NYSE listing status, as of the date of this annual report, we (i) have not been required to obtain any permission from or complete any filing with the CSRC, and (ii) have not been required to go through a cybersecurity review by the CAC. ~~As advised by our PRC legal counsel, under the currently effective PRC laws and regulations, we are not required to obtain any permission from or complete any filing with CSRC or go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the NYSE, based on their consultation with competent government authorities.~~

However, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listings and offerings in general and whether we are required to complete any filing or obtain

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any specific regulatory approval from the CSRC, the CAC or any other PRC governmental authorities for our future overseas securities offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, we may be unable to fulfill such requirements in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and ~~the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.~~ if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements.”

The Company also intends to revise the disclosure of “Item 4. Information on the Company—4.A. History and Development of the Company—Recent Regulatory Development” starting from page 66 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Recent Regulatory Development

Cybersecurity Review Measures

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

~~As advised by~~ Our PRC legal counsel has consulted the competent government authorities, which acknowledged that, under the currently effective PRC laws and regulations, a company that has been listed on a foreign stock exchange before the promulgation of the Revised Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or to maintain its listing status on the foreign stock exchange on which its securities have been listed. Based on the consultation, our PRC legal counsel is of the opinion that, under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the NYSE~~, based on their consultation with competent government authorities~~. However, there remain substantial uncertainties on the interpretation and implementations of the Cybersecurity Review Measures. If the CSRC, the CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

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Potential CSRC Approval Required for ~~the~~ Overseas Listing ~~of our ADSs~~ and Securities Offerings

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

Moreover, on December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comments, which require, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted. As of the date of this annual report, the Draft Overseas Listing Regulations were released for public comments only and the final version and effective date of such regulations are subject to substantial uncertainty.

As ~~advised by~~ the Draft Overseas Listing Regulations have not come into effect, our PRC legal counsel is of the opinion that, under the currently effective PRC laws and regulations, we are currently not required to obtain any permission from or complete any filing with the CSRC to conduct a security offering or maintain our listing status on the NYSE. However, if the Draft Overseas Listing Regulations become effective in the current form, our PRC legal counsel is of the opinion that we may be required to go through the filing procedures with the CSRC to conduct a securities offering. Moreover, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas offerings and listings in general and we cannot assure you that we will not be required to obtain the approval of the CSRC or of potentially other regulatory authorities to maintain the listing status of our ADSs on the NYSE or to conduct overseas securities offerings in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.

In addition, the Company undertakes that it will seek its PRC legal counsel‘s consent to the use of its name for the above-referenced disclosure in the Company’s 2022 Annual Report.

Recent Regulatory Development Cybersecurity Review Measures, page 11

3.        We note your revised disclosure on page 11. Elaborate upon the consultation with competent government authorities made by your PRC counsel to provide the basis for the conclusion that you are not required to go through a cybersecurity review by the CAC. This comment also applies to the disclosure you provide on page 10, which speaks to your disclosure that you are not required to obtain any permission from or complete any filing with the CSRC to conduct a security offering or maintain your listing status on the NYSE.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the disclosure of “Item 3. Key Information—Permission Required from the PRC Authorities for Our Operations and Offerings” starting from page 2, and “Item 4. Information on the Company—4.A. History and Development of the Company—Recent Regulatory Development” starting from page 66, of the 2021 Annual Report, and make conforming disclosures in the 2022 Annual Report. For details, see the Company’s response to Comment 2 in the letter dated July 12, 2022 above.

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The Company also respectfully clarifies that its PRC legal advisor only consulted the competent PRC government authority regarding whether the Company would be required to apply for a cybersecurity review pursuant to the Cybersecurity Review Measures that recently came into effect in February 2022. In contrast, since the Draft Overseas Listing Regulations issued by the CSRC have not yet come into effect and is currently not binding upon the Company, the Company’s PRC legal counsel is of the opinion that the Company is not currently required to obtain any permission from or complete any filing with the CSRC to conduct a securities offering or maintain its listing status on the NYSE. However, if the Draft Overseas Listing Regulations are to be implemented in the current form, the Company’s PRC legal counsel is of the opinion that the Company may be required to go through the filing procedures with the CSRC to conduct a securities offering.

Condensed Consolidating Schedule, page 12

4.         We note your response to prior comment 10 and re-issue in part. When using the terms "NetEase Group" and "Youdao Group Companies", please clarify which entities are included in the term "NetEase Group" and which entities are included in "Youdao Group Companies".

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the definition of “NetEase Group” on page ii of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

“NetEase Group” refers to NetEase, ~~and~~ its subsidiaries, ~~and~~ consolidated ~~variable interest entities~~ VIEs and VIEs’ subsidiaries, other than ~~us and the entities controlled by us~~ Youdao Group Companies;

The Company also intends to add a definition of “Youdao Group Companies” on page iii of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

“Youdao Group Companies” refer to Youdao, Inc., its subsidiaries consolidated VIEs and VIEs’ subsidiaries;

Summary of Risk Factors, page 25

5.        We note your response to prior comment 8. Ensure that each risk factor you reference here provides a cross-reference to the header and page number of the associated risk factor discussed later in your prospectus.

Response

The Company respectfully directs the Staff’s attention to its response to the third bullet point of Comment 8 in the letter dated May 27, 2022 above.

Risk Factors, page 29

6.        We note your revisions in response to comment 15. Please revise your risk factor headings, or revise to provide a separate risk factor, that highlights the specific risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

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Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to add the following risk factor on page 46 of the 2021 Annual Report, and make conforming disclosures in the 2022 Annual Report:

The PRC government may intervene or influence our operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operation and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs.

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and/or foreign investments in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China- based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comments, which require, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted. As of the date of this annual report, the Draft Overseas Listing Regulations were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.

In addition, on January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. There are substantial uncertainties as to the interpretation, application, and enforcement of the Revised Cybersecurity Review Measures and whether to conduct a security offering or maintain our listing status on the NYSE will be subject to the cybersecurity review procedures.

It remains uncertain how PRC government authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC government authorities for our overseas offerings. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings or maintain the listing status of our ADS, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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The Company also intends to add the following risk factor heading to the summary of risk factors on page 9 of the 2021 Annual Report, and make conforming disclosures in the 2022 Annual Report:

•       Risks associated with the PRC government intervening or influencing our operations at any time, or exerting more control over our future overseas offerings or foreign investments in us. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government may intervene or influence our operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operation and the value of our ADSs” on page [46] of this annual report.

General

7.         We note your revisions in response to comment 3. Please ensure that all references to "effective control" or "control" over the VIEs are revised to solely refer to the Cayman Islands holding company as the primary beneficiary of the VIE. For example, refer to pages 5 and 6, where you continue to refer to your "effective control" over the VIEs.

Response

The Company undertakes to revise the disclosure throughout its 2022 Annual Report to remove references to “effective control” or “control” over the VIEs in response to the Staff’s comment.

Letter Received on August 18, 2022 Relating to Post-Effective Amendment No. 4 to Form F-3

Prospectus Summary, page 4

1.         Please amend your disclosure here to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Youdao, Inc. its subsidiaries, or the VIEs by the PRC government to transfer cash. Please also provide a cross-reference to the relevant disclosure that appears later in the registration statement.

Response

In response to the Staff’s comment, the Company respectfully advises that it intends to make certain revisions to the disclosure on page 68 of the 2021 Annual Report, and make conforming disclosures in the 2022 Annual Report. For details, see the Company’s response to the second bullet point of Comment 4 in the letter dated May 27, 2022 above.

Summary of Risk Factors, page 24

2.        We note your response to comment 5 and re-issue in part. Please ensure that each risk factor cross-reference you have included here includes a reference to the header of the associated risk factor. For example, the first risk factor cross-reference on page 24 of the registration statement refers to page 10 of your annual report on Form 20-F, but does not include a reference to the appropriate risk factor header.

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Response

The Company respectfully directs the Staff’s attention to its response to the third bullet point of Comment 8 in the letter dated May 27, 2022 above.

Letter Received on September 1, 2022 Relating to Post-Effective Amendment No. 5 to Form F-3

Cover Page

1.         When discussing the Holding Foreign Companies Accountable Act, please update your disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the disclosures on page 49, page 50, page 78 and page 79 of the 2021 Annual Report, and make conforming disclosures in the 2022 Annual Report. For details, see the Company’s response to Comment 5 in the letter dated May 27, 2022 above.

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If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Youdao Inc.’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) and Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Youdao, Inc.

By:		/s/ Feng Zhou
	Name:	Feng Zhou
	Title:	Chief Executive Officer

cc: Li He

Davis Polk & Wardwell LLP

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